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EDGAR and Mail

May 6, 2019

Christina Chalk, Senior Special Counsel

Office of Mergers and Acquisitions

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Texas Pacific Land Trust
File No. 1-00737

Dear Ms. Chalk:

On behalf of our client, Texas Pacific Land Trust (the “Trust”), set forth below are responses to oral comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by telephone on May 2, 2019, with respect to the additional definitive soliciting materials filed with the Commission on April 30, 2019.

For your convenience, each response is prefaced by a paraphrasing of the Staff’s corresponding comment in bold, italicized text.

1.	We believe that the Trust’s nominee’s statement about his proposed resignation after three years constitutes a “fundamental change” that requires an amendment or supplement to the Trust’s proxy statement. Please explain in writing why the Trust disagrees that this is a fundamental change or otherwise revise your proxy materials appropriately.

Response:

The Trust respectfully acknowledges the Staff’s comment. We have analyzed this question and have been unable to come to a conclusive answer as to whether the Trust’s nominee’s commitment to resign after three years constitutes a “fundamental change” in the meaning of Note 1 to Rule 14a-6(a) of the Rules promulgated under Section 14 of Securities Exchange Act of 1934, as amended. Out of an abundance of caution, the Trust has decided to prepare a supplement to its proxy statement. The Trust will file and mail such supplement to all shareholders this week.

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

2.	The Trust makes allegations against Mr. Oliver for his conflicts of interest and potential for self-dealing but have insufficiently disclosed incumbent Trustee David Barry’s own potential conflicts of interest. Please provide more details of Mr. Barry’s potential conflicts of interest as a Trustee.

Response:

The Trust acknowledges the Staff’s comment and respectfully notes that it does not believe Mr. Barry has any conflicts of interest.

Mr. Barry is president of Sidra Real Estate, Inc. (“Sidra”), a real estate company that has no connection to the oil and gas industry, nor does it benefit from, or compete against, any other operation of the Trust. Thus, Mr. Barry’s role as the President of Sidra does not conflict with the operations of the Trust.

For purposes of full disclosure, Mr. Barry also serves as the President of Tarka Resources, Inc. (“Tarka”). Tarka is also not an E&P operator but several subsidiaries of Tarka are partners in a joint venture, and such joint venture is an E&P operator. However, Mr. Barry does not have any economic interests in Tarka.

3.	Please provide more information about the Trust’s allegations of governance issues for Mr. Oliver.

Response:

The Trust acknowledges the Staff’s comment and respectfully refers the Staff to pages 26 to 31 of the presentation filed with the Commission under cover of DEFA14A on April 29, 2019. The presentation highlights the Trust’s serious concerns regarding Mr. Oliver’s governance related issues.

First, Mr. Oliver has refused to disclose any information about his potential conflicts of interest for the Trustees to make a preliminary determination about his “independence” under the NYSE listing rules. The Trust provided Mr. Oliver with a standard questionnaire that is completed by all Trustee nominees, and the questions contained therein are deliberately designed to evaluate a Trustee nominee’s independence. Because Mr. Oliver did not provide the Trust with this information, the Trust conducted its own due diligence, and it seems that Mr. Oliver and some of his family members own a significant number of oil and gas royalty and working interests through various entities (Amen Properties Inc., SFF Royalty LLC, SFF Production LLC, Debeck LLC). This presents a considerable potential for conflicts of interest, one of the issues that would have been clarified and addressed had Mr. Oliver completed TPL’s standard questionnaire.

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

Second, in annual reports of AMEN Properties, Inc. (“AMEN”) from 2011 through 2018 Mr. Oliver claims to be a director of a bank called the “First National Bank of Midland,” whose existence the Trust has been unable to verify despite extensive due diligence. There have been two banks that used such name in the past, one of which has ceased operations in the 1980s, and another that now operates under a different name, First Capital Bank of Texas, and does not list Mr. Oliver as director.

Third, Mr. Oliver has a demonstrated pattern of self-dealing and lack of transparency.

As the CEO of AMEN, Mr. Oliver has personally benefited from giving himself and his family returns in the form of “tithing dividends.” In its 2017 and 2016 Consolidated Financial Statements, AMEN states to investors:

“Corporate Tithing

The Company shall, to the extent permitted by law, expend from the revenues of the Company such sums as are deemed prudent by the Board of Directors to support, encourage, or sustain persons or entities which in the judgment of the Board of Directors are expected to make significant efforts to propagate the Gospel of Jesus Christ in any manner not in conflict with the Statement of Faith. Such expenditures may be made without regard to the tax status or nonprofit status of the recipient. It is expected that the expenditures paid out under the provisions of this policy shall approximate ten percent (10%) of the amount that would otherwise be the net profits of the Company for the accounting period.”1 (Underlining added)

[1]	See Note A, Item 11, 2017 and 2016 Consolidated Financial Statements for AMEN, to be found at https://backend.otcmarkets.com/otcapi/company/financial-report/210121/content, which is also accessible via AMEN’s website http://www.amenproperties.com/investor_info.

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

A similar paragraph is included in each of AMEN’s quarterly communications to its investors going back to at least 2013.2

According to AMEN’s last available Form 10KSB (the “10KSB”), dating from June 27, 2008, a statement similar to the one reproduced above forms part of AMEN’s Statement of Faith. The Statement of Faith, in turn, is part of AMEN’s bylaws as Article XIII.3 Despite extensive research, the Trust was not able to locate any disclosure of AMEN’s current bylaws, which in itself may violate OTC requirements.

According to the 10KSB, Article XIII of AMEN’s bylaws (and thus its commitment to donate approximately 10% of its net earnings to further Christian causes) can only be amended when “the result of the count of votes approving the amendment is 90% affirmative without dissension and a minimum of two-thirds of the shares outstanding are represented and voting”. Furthermore, “[s]uch vote must be made at an actual special meeting of the shareholders called by written notice delivered to each shareholder not less than 10 nor more than 60 days prior to the date of the meeting.” Despite extensive research, the Trust was not able to find a written notice calling a special meeting of AMEN shareholders to amend Article XIII of AMEN’s bylaws (Statement of Faith). The Trust therefore assumes that Article XIII remains in force to date.

AMEN’s annual reports contain no record that AMEN has made any donation of approximately ten percent of its net earnings to Christian organizations for at least the past 3 years, nor has AMEN disclosed any “ministry partners” or other organizations to which is has paid a “corporate tithing”.

Instead, AMEN has communicated in a press release dated March 13, 2015, that its management “feels” that it would be more prudent to provide the tithe to all shareholders in the form of a so-called “tithing dividend.”4 By distributing the ten percent of its net earnings indiscriminately to all shareholders whether or not these shareholders are engaged for Christian causes or intend to donate the corresponding sums to Christian organizations, AMEN may well be in violation of its bylaws and of disclosure requirements. What is even more troubling is that we have reason to believe that Mr. Oliver and his family are among the largest shareholders and beneficiaries of AMEN’s so-called “tithing dividend” (Eric Oliver, Kris Oliver, and Eric Oliver’s children owned almost 20% of AMEN’s shares based on AMEN’s last SEC filings in 2008).

[2]	See https://www.otcmarkets.com/stock/AMEN/disclosure (see also link on AMEN’s website http://www.amenproperties.com/investor_info).
[3]	See AMEN Form 10KSB, dating from June 27, 2008, to be found at: https://www.sec.gov/Archives/edgar/data/1037599/000115752308005221/a5720210.txt.
[4]	See https://www.businesswire.com/news/home/20150313005730/en/Amen-Properties-Reports-Results-Fourth-Quarter-2014.

United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

Furthermore, while serving as the CEO of AMEN, and under the additional authority of his brother, Kris Oliver, as the CFO of AMEN, Mr. Oliver used his investment firm, SoftVest, to finance a royalty acquisition by AMEN with a preferred promissory note in 2007. There is no disclosure from AMEN on how AMEN determined that accepting SoftVest’s financing was in the best interest of AMEN’s shareholders, but the fact that Mr. Oliver was an executive officer on both sides of the transaction is disconcerting with respect to corporate governance practices.

Lastly, the Trust’s research has located what may constitute material misrepresentations regarding AMEN’s oil and gas producing interests and related party transactions involving Mr. Oliver. For example, a Franchise Tax Information Report filed with the Texas Secretary of State on February 25, 2010 by SFF Royalty, LLC, a subsidiary of AMEN, and signed by Eric Oliver as Secretary/Treasurer, shows 25 members. The list includes multiple entities tied to Oliver, Oliver’s family members, and other AMEN officers. Surprisingly, the corresponding 2010 annual reports to Amen shareholders do not disclose the holdings of Oliver and other insiders.

The foregoing examples serve as the basis for the Trust’s allegations.

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United States Securities and Exchange Commission

Division of Corporation Finance

May 6, 2019

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

/s/ Kai Haakon E. Liekefett
Kai Haakon E. Liekefett